January 5, 2016

Ms. Anjua A. Majmudar
Attorney-Advisor
United States Security Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:        Rockdale Resources Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed May 26, 2015
Form 10-Q for the Fiscal Quarter ended September 30, 2015
Filed November 23, 2015
File No. 000-52690

Dear Ms. Majmudar:

Further to the conversation you had with our corporate attorney, Mr. David Loev, on December 24th 2015, we are requesting an extension to file our response to the letter received from the Staff on December 18th, 2015 from Karl Hiller at the Office of Natural Resources regarding our Form 10-K for the year ended December 31, 2014 and Form 10-Q for the quarter ended September 30, 2015.  We are formally requesting an extension to respond by January 25th, 2016.

Due to the holiday season, our ability to procure the licenses experts, such as reservoir engineers and accounting staff, was limited and their review is necessary to properly analyze the data and respond to the comments addressed in the letter.

We now have the team in place and will have a comprehensive response made available by the proposed new deadline.

Thank you for your consideration,

/s/ Zel C. Khan

Zel C. Khan

President & Chief Executive Officer, Rockdale Resources Corporation

710 N. Post Oak Rd., Suite 512, Houston, TX 77024/  PH (832) 941-0011  /  FAX (512) 697-8466